EXHIBIT 2


FOR IMMEDIATE RELEASE                                         17 November 2003


                        METRO APPOINTS MANAGING DIRECTORS


Metro International S.A. ("Metro"), the international newspaper group, today announced the appointment of five regional Managing Directors, an international Chief Editor, a Marketing Director and a Head of online advertising sales. The appointments reflect the scale of the group, which is the world's largest newspaper and attracts nearly 13 million daily readers in more than 50 cities in Europe, the Americas and Asia.

The new structure has been put in place in order to increase speed and sales further, as well as to continue the successful cost management programme and best practice implementation across the group.

The appointments are as follows:

Svenn Dam - Managing Director, Northern Europe
Carlos Oliva-Velez - Managing Director, Southern Europe and Latin America Anders Kvarby - Managing Director, Central Europe
Johan Hansson - Managing Director, North America
Peter Kuo - Managing Director, Asia

Per Mikael Jensen - International Chief Editor
Toby Constantine - Marketing Director
Silvio de Groot - Head of online advertising sales

Following Anders Kvarby's appointment as Managing Director of the Central European region, Martin Gellerstedt has been named as the new Managing Director of Metro's Swedish operations.

Toby Constantine has joined Metro to coordinate the group's marketing activities and implement new branding and promotion initiatives. Toby has previously served as Marketing Director for 'The Sunday Times' and 'The Times' newspapers and as Marketing Manager for 'The Sun' and 'The News of the World'.

"This reorganization reflects the global nature of the group and our business relationships. The new structure combines our existing pool of proven management talent with the recruitment of highly experienced new managers," commented Metro President and CEO Pelle Tornberg. "We are able to benchmark individual performance on a daily basis and the new regional Managing Directors will drive this evaluation process even further and faster."


For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Tornberg, President & CEO                      tel: +44 (0) 20 7016 1300
Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010



Metro is the world's largest newspaper, publishing and distributing 28 Metro editions in 16 countries in Europe, North & South America and Asia. Metro attracts more than 12 million daily readers in over 50 cities around the world with an easy to read combination of headline local and international news and information. Metro International S.A. ` A' and `B' shares are listed on the Stockholmsborsen `O-List' and on the Nasdaq stock market under the symbols MTROA and MTROB.

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Metro International S.A, any Metro International S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.